July 19, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2022 (the “Comment Letter”) in connection with our June 14, 2022 response to the Staff’s Comment Letter dated May 3, 2022 with respect to the Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed by the Partnership on February 25, 2022.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below and provided our response below each such comment.

Summary of Coal Mineral Resources and Reserves, page 58

1.

We understand from your response to prior comment 1, that you will disclose the coal pricing assumptions for the Illinois and Appalachian basin resource and reserve estimates. However, you indicate that the pricing range utilized for the Illinois basin resource estimate was from $36.27 to $51.26 per short ton, while the pricing range utilized for the same location reserve estimate was $36.08 to $44.01 per short ton.

Tell us the reasons for having different price assumptions when estimating resources compared to reserves and provide a similar explanation in your disclosures.

Response: We acknowledge the Staff’s comment and in response note that the sales price for coal will vary depending on coal quality, access to transportation and other factors at each location.  In the Illinois Basin, we have coal resources that are not contiguous to our coal reserves and therefore have different factors affecting the coal sales price.

We have modified our proposed disclosure for prices utilized for each coal basin or market region associated with our resource estimates presented in our prior comment 1 to include an explanation for the different price assumptions used for resources as compared to reserves:

At December 31, 2021, we had approximately 1.165 billion tons of coal mineral resources.  Tonnages are reported on a clean recoverable basis with pricing based on available third-party forecasts and historical pricing adjusted for quality at the end of 2021 in a range from $36.27 to $51.26 per short ton in the Illinois Basin and from $42.68 to $66.27 per short ton in the Appalachian Basin, which are the prices used by RESPEC to estimate the amount of coal mineral resources. All resources are classified as underground mineable in the exploration stage.

Coal sales prices vary based on coal quality, access to transportation, and other factors at each location.  In the Illinois Basin, we have coal resources that are not associated with coal reserves and have different factors affecting the coal sales price.  In addition, we have coal reserves that do not have associated coal resources.  As a result, our Illinois Basin resources and our Illinois Basin reserves have different price ranges.

Further please see our modified proposed disclosure below to specify the prices utilized for each coal basin or market region associated with our reserve estimates presented in out prior comment 1 to include an explanation for the different price assumptions used for reserves as compared to resources:

On December 31, 2021, we had approximately 547.1 million tons of coal mineral reserves.  Tonnages are reported on a clean recoverable basis with pricing based on available third-party forecasts and historical pricing adjusted for quality at the end of 2021 in a range from $36.08 to $44.01 per short ton in the Illinois Basin and from $42.68 to $66.27 per short ton in the Appalachian Basin, which are the prices used by RESPEC to estimate the amount of coal mineral reserves.  All reserves are classified as underground mineable in the production stage.

Coal sales prices vary based on coal quality, access to transportation, and other factors at each location.  In the Illinois Basin, we have coal reserves that do not have associated coal resources. In addition, we have coal resources that are not associated with coal reserves and have different factors affecting the coal sales price.  As a result, our Illinois Basin reserves and our Illinois Basin resources have different price ranges.

 Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5

Section 19 – Economic Analysis, page ES-19

2.

We note that you have arranged to obtain revised technical report summaries from the engineering consultants to address prior comments 5 through 10 and 12, and that you propose to file those reports with your second quarter report. However, as the exhibits are required with the annual report and considering the nature of the content deficiencies, we believe that you should amend your annual report with the amendments to these exhibits.

Response: We acknowledge the Staff’s comment and will include the revised technical report summaries from our engineering consultants through an amendment of our annual report upon the completion of the Staff’s review of our Form 10-K for the fiscal year ended December 31, 2021.

3.

We note your response to prior comment 11, regarding your tax status, and that you made an election during the first quarter of 2022 for the subsidiary holding your oil and gas interests, Alliance Minerals, LLC, to be taxed as a corporation.

Please address the likelihood of making any similar elections that would apply to income from your coal mining operations and if other than remote, obtain and file amendments to the technical report summaries that include sensitivity analyses based on this variant, along with discussions of the impact on the results of the economic assessments, to comply with Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.

If there is a reasonable likelihood of income from your coal mining operations becoming subject to income taxes, as a result of elections or otherwise, also address this uncertainty in MD&A to comply with Item 303(a) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and in response assert that it is remote that we will make a similar tax election for our coal mining operations. We made the tax election for our oil & gas royalties business to reduce the overall tax burden to our unitholders. Based on current facts and circumstances we do not believe subjecting our coal operations to corporate taxation would yield similar tax savings for our unitholders, thus we are currently committed to the limited partnership structure. We will reassess our tax election with respect to our coal operations on an ongoing basis and, if a change in the tax election is no longer merely a remote possibility, will include discussions of such a potential change and its impact in our future filings (including in the technical report summaries and MD&A).

4.

We note your response to prior comment 12 indicating that the qualified persons will modify the various technical report summaries to include tabulations of the annual cash flow forecasts based on the annual production schedules for the life of the projects.

Please ask the qualified persons to clearly label each of the cash flow tables in the technical report summaries as pre-tax cash flow, and to disclose the rationale for the assumption regarding income taxes within Section 19 and the Executive Summary.

Response: We acknowledge the Staff’s comment and will request that the engineering consultants acting as qualified persons to clearly label the cash flow tables included in the revised technical report summaries as pre-tax flow and add an explanation that the coal operations are not subject to federal and state income tax as they are held by a Partnership for tax purposes and not taxed as a corporation.

We respectively request that the Staff accept our response.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., David Oelman at (713) 758-3708 or doelman@velaw.com.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

David P. Oelman
Vinson & Elkins L.L.P.